DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT
212-450-4560

15, AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

17-22, AKASAKA 2-CHOME
MINATO-KU, TOKYO 107-0052

3A CHATER ROAD
HONG KONG

File No. 82-5151

January 7, 2003

Re: **Telefonica Data Brasil Holding S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Telefônica Data Brasil Holding S.A. (the "**Company**"), a corporation organized under the laws of the Federative Republic of Brazil and in connection with the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Press Release entitled *"Telefónica Data Brasil Holding S.A. Announces Minutes of the 1st Special Preferred Shareholders Meeting"* dated December 30, 2002

- Press Release entitled *"Telefónica Data Brasil Holding S.A. Announces Minutes of the 3rd Extraordinary General Shareholders Meeting"* dated December 30, 2002

- Press Release entitled *"Telefónica Data Brasil Holding S.A. Announces Relevant Fact - Modification of the Company's by-laws"* dated December 30, 2002

dlw 1/22

Please stamp the enclosed copy of this letter date and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-4560.

Very truly yours,

Lillian R. Saldanha
Legal Assistant

Enclosure

Telefónica

TELEFÔNICA DATA BRASIL HOLDING S.A.

Minutes of the 1st Special Preferred Shareholders Meeting

December 30, 2002 (02 pages)

For more information, please contact:

Charles E. Allen
TDBH, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: callen@telesp.com.br
URL: www.telefonica.net.br

(São Paulo - Brazil), (December 30, 2002) - The management of Telefônica Data Brasil Holding S.A. (NYSE: TDBPY; BOVESPA: TDBH), hereby informs the Minutes of the 1st Special Preferred Shareholders Meeting held on December 30, 2002:

1. Date, Time and Venue of the meeting: December 30, 2002, at 16:00 hours, at the Company headquarters located at Av. Brigadeiro Faria Lima 1188, Auditorium, in the Capital of the State of São Paulo.

2. Call Notice: The meeting was called upon publication of notice in the newspapers Official Gazette of the State of São Paulo, issues of November 29 and 30 and December 03, 2002 (pages 8, 8 and 2, respectively), Gazeta Mercantil, issues of November 29 and December 02 and 03, 2002 (pages A-9, B-3 and B-2, respectively), and Valor Econômico, issues of December 03, 04 and 05, 2002 (pages A-9, A-7 and A-11, respectively).

3. Agenda: Ratify the resolution of the Extraordinary General Shareholders Meeting held on December 30, 2002, regarding the modification of the heading of the article 7 and the first paragraph of article 27, and the removal of article 26 of the Company's by-laws, in order to adapt them to the new conditions stated in the Law # 10303 from October 31, 2001. Such modification refers to the fact that the preferred shares will have a secured priority for the reimbursement of capital, without premium, and will receive a dividend, in an amount that is 10% (ten per cent) higher than the one granted to each common share. This dividend substitutes the minimum dividend, non accumulative, of 6% (six per cent) per year of the value resulting by dividing the subscribed capital by the total number of shares of the Company, considered in the heading of article 7.

4. Attendance: Shareholders of the Company, representing more than 80% (eighty per cent) of the total number of preferred share of the capital stock, in accordance with the entries and signatures in Shareholders Attendance Book No. 1, page 06 and the legal "quorum", to proceed with the meeting and deliberate about the proposed matters, was verified. It was also registered the presence of Mr. Nelson Patrício Reis, Sales Director of Telefônica Empresas S.A.

5. Presiding Officers: Mr. Nelson Patrício Reis – Chairman and João Paulo Rossi Júlio – Secretary.

6. Resolutions: The shareholders representing the preferred shares of the capital stock, decided by majority (95.012% voted for, 0.001% voted against and a percentage equivalent to 750,000 shares abstained) to ratify the resolutions of the 3rd Extraordinary General Shareholders Meeting held on December 30, 2002, regarding the modification of the heading of the article 7 and the first

paragraph of article 27, and the removal of article 26 of the Company's by-laws, in order to adapt them to the new conditions stated in the Law # 10303 from October 31, 2001. Such modification refers to the fact that the preferred shares will have a secured priority for the reimbursement of capital, without premium, and will receive a dividend, in an amount that is 10% (ten per cent) higher than the one granted to each common share. This dividend substitutes the minimum dividend, non accumulative, of 6% (six per cent) per year of the value resulting by dividing the subscribed capital by the total number of shares of the Company, considered in the heading of article 7. As per the resolutions of the 3rd General Shareholders Meeting, articles 7 and 27 of the Company's by-laws, duly consolidated, will now have the following wording:

"Art. 7 - Preferred shares have no voting rights, except in the cases provided for in Articles 9 and 10 below, and are assured priority for the reimbursement of capital, with no premium, and for the payment of a dividend, in an amount that is 10% (ten per cent) higher than the one granted to each common share. Sole Paragraph - Preferred shares will be granted full voting rights in the event that the Company fails to pay the minimum dividends to which they are entitled for 3 (three) consecutive fiscal years, which right they shall retain until such dividends are paid."; "Art. 27 – Together with the financial statements, the Board of Directors shall submit to the General Shareholders' Meeting a proposal on (i) profit sharing by the employees and officers and (ii) full allocation of net income. Paragraph One – Of the net profit of the fiscal year: (i) 5% (five percent) shall be allocated to the legal reserve, aiming to ensure the physical integrity of capital stock, limited to 20% (twenty percent) of paid-in capital stock; (ii) 25% (twenty-five percent) of net income, adjusted according to items II and III of Article 202 of Law # 6404/76, will be mandatorily distributed as a minimum compulsory dividend to all shareholders; and (iii) the remaining balance, after complying with all provisions contained in the previous items of this article, shall be allocated according to resolution by the General Shareholders' Meeting, based on a proposal from the Board of Directors included in the financial statements. In the event that the profit reserves exceed the capital stock, the General Shareholders' Meeting shall resolve either for the application of the excess in paying in or increasing capital stock, or in paying additional dividends to the shareholders. Paragraph Two – Dividends that remain unclaimed over a period of 3 (three) years, counting from the date of resolution of their distribution, shall revert in favor of the Company.".

7. Closing of the Meeting: At the end of the meeting as there were no more subjects to be discussed, this minute was approved and signed by the counselors and the secretary, and will henceforth be contained in the meeting log, in accordance to article 130, paragraph one of the Law # 6404/76.

Signatures:
Nelson Patrício Reis - President
João Paulo Rossi Júlio - Secretary
Telefônica Data do Brasil Ltda. – represented by Mr. Pedro Riviere Torrado
Telefónica Internacional – represented by Mr. Pedro Riviere Torrado
The Bank of New York – represented by Banco Itaú S.A.

Telefónica

TELEFÔNICA DATA BRASIL HOLDING S.A.

Minutes of the 3rd Extraordinary General Shareholders Meeting

December 30, 2002 (02 pages)

For more information, please contact:

Charles E. Allen
TDBH, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: callen@telesp.com.br
URL: www.telefonica.net.br

(São Paulo - Brazil), (December 30, 2002) - The management of Telefônica Data Brasil Holding S.A. (NYSE: TDBPY; BOVESPA: TDBH), hereby informs the Minutes of the 3rd Extraordinary General Shareholders Meeting held on December 30, 2002:

1. Date, Time and Venue of the meeting: December 30, 2002, at 15:00 hours, at the Company headquarters located at Av. Brigadeiro Faria Lima 1188, Auditorium, in the Capital of the State of São Paulo.

2. Call Notice: The meeting was called upon publication of notice in the newspapers Official Gazette of the State of São Paulo, issues of November 29 and 30 and December 03, 2002 (pages 9, 4 and 5, respectively), Gazeta Mercantil, issues of November 29 and December 02 and 03, 2002 (pages A-7, B-3 and A-5, respectively), and Valor Econômico, issues of December 03, 04 and 05, 2002 (pages A-11, A-7 and A-11, respectively).

3. Agenda: Approve the adaptation of the Company's by-laws with the following objectives: **(a)** modification of the heading of the article 7 and the second item of the first paragraph of article 27 of the Company's by-laws, in order to adapt them to the new conditions stated in the Law # 10303 from October 31, 2001, giving them the following wording and thus being the article 26 removed and all the other renumbered: "Art. 7 - Preferred shares have no voting rights, except in the cases provided for in Articles 9 and 10 below, and are assured priority for the reimbursement of capital, with no premium, and for the payment of a dividend, in an amount that is 10% (ten per cent) higher than the one granted to each common share. Sole Paragraph - Preferred shares will be granted full voting rights in the event that the Company fails to pay the minimum dividends to which they are entitled for 3 (three) consecutive fiscal years, which right they shall retain until such dividends are paid."; "Art. 27 – Together with the financial statements, the Board of Directors shall submit to the General Shareholders' Meeting a proposal on (i) profit sharing by the employees and officers and (ii) full allocation of net income. Paragraph One – Of the net profit of the fiscal year: (i) 5% (five percent) shall be allocated to the legal reserve, aiming to ensure the physical integrity of capital stock, limited to 20% (twenty percent) of paid-in capital stock; (ii) 25% (twenty-five percent) of net income, adjusted according to items II and III of Article 202 of Law # 6404/76, will be mandatorily distributed as a minimum compulsory dividend to all shareholders; and (iii) the remaining balance, after complying with all provisions contained in the previous items of this article, shall be allocated according to resolution by the General Shareholders' Meeting, based on a proposal from the Board of Directors included in the financial statements. In the event that the profit reserves exceed the capital stock, the General Shareholders' Meeting shall resolve either for the application of the excess in paying in or increasing capital stock, or in paying additional dividends to the shareholders. Paragraph Two – Dividends that remain unclaimed over a period of 3 (three) years, counting from the date of resolution of their distribution, shall revert in favor of the Company."; and **(b)** approve the consolidated Company's by-laws.

4. **Attendance**: Shareholders of the Company, representing more than 2/3 (two-thirds) of the voting capital stock, in accordance with the entries and signatures in Shareholders Attendance Book No. 1, pages 05 and overleaf and 06 and the legal "quorum", to proceed with the meeting and deliberate about thè propośed matters, was verified. It was also registered the presence of Mr. Nelson Patrício Reis, Sales Director of Telefônica Empresas S.A.

5. Presiding Officers: Mr. Nelson Patrício Reis – Chairman and João Paulo Rossi Júlio – Secretary.

6. Resolutions: The shareholders representing more than 2/3 (two-thirds) of the voting capital stock, unanimously took the following resolutions:

(a) Approved the modification of the heading of the article 7 and the second item of the first paragraph of article 27 of the Company's by-laws, in order to adapt them to the new conditions stated in the Law # 10303 from October 31, 2001, giving them the following wording and thus being the article 26 removed and all the other renumbered: "Art. 7 - Preferred shares have no voting rights, except in the cases provided for in Articles 9 and 10 below, and are assured priority for the reimbursement of capital, with no premium, and for the payment of a dividend, in an amount that is 10% (ten per cent) higher than the one granted to each common share. Sole Paragraph - Preferred shares will be granted full voting rights in the event that the Company fails to pay the minimum dividends to which they are entitled for 3 (three) consecutive fiscal years, which right they shall retain until such dividends are paid."; "Art. 27 – Together with the financial statements, the Board of Directors shall submit to the General Shareholders' Meeting a proposal on (i) profit sharing by the employees and officers and (ii) full allocation of net income. Paragraph One – Of the net profit of the fiscal year: (i) 5% (five percent) shall be allocated to the legal reserve, aiming to ensure the physical integrity of capital stock, limited to 20% (twenty percent) of paid-in capital stock; (ii) 25% (twenty-five percent) of net income, adjusted according to items II and III of Article 202 of Law # 6404/76, will be mandatorily distributed as a minimum compulsory dividend to all shareholders; and (iii) the remaining balance, after complying with all provisions contained in the previous items of this article, shall be allocated according to resolution by the General Shareholders' Meeting, based on a proposal from the Board of Directors included in the financial statements. In the event that the profit reserves exceed the capital stock, the General Shareholders' Meeting shall resolve either for the application of the excess in paying in or increasing capital stock, or in paying additional dividends to the shareholders. Paragraph Two – Dividends that remain unclaimed over a period of 3 (three) years, counting from the date of resolution of their distribution, shall revert in favor of the Company.". This resolution will only be valid after ratified by the Special General Preferred Shareholder Meeting to be held today at the same place at 16:00 hours.

(b) The shareholders also approved the consolidation of the Company's by-laws taking into consideration the modifications deliberated in the current Meeting, which are attached to these minutes.

7. Closing of the Meeting: At the end of the meeting as there were no more subjects to be discussed, this minute was approved and signed by the counselors and the secretary, and will henceforth be contained in the meeting log, in accordance to article 130, paragraph one of the Law 6404/76.

Signatures:
Nelson Patrício Reis - President
João Paulo Rossi Júlio - Secretary
Telefônica Data do Brasil Ltda. – represented by Mr. Pedro Riviere Torrado
Telefónica Internacional – represented by Mr. Pedro Riviere Torrado
Telefónica S.A. – represented by Mr. Pedro Riviere Torrado
Templeton Latin America Fund – represented by Citibank Dist. Tit.Val Mob. S.A.

Telefónica

TELEFÔNICA DATA BRASIL HOLDING S.A.

Relevant Fact – Modification of the Company's by-laws

December 30, 2002 (1 page)

For more information, contact:

Charles E. Allen
TDBH, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: callen@telesp.com.br
URL: www.telefonica.net.br

(São Paulo - Brazil), (December 11, 2002) - The management of Telefônica Data Brasil Holding S.A. (NYSE: TDBPY; BOVESPA: TDBH), in accordance with CVM Instruction # 358 from January 03, 2002, announces that the Extraordinary General Shareholders Meeting, held on December 30, 2002, and the Special Meeting of Preferred Shares Owners held on the same date, approved the modification of the heading of the article 7 and the 1st paragraph of article 27, and the removal of article 26 of the Company's by-laws, in order to adapt them to Law # 10303/01. Such modification refers to the fact that the preferred shares will have a secured priority in the reimbursement of capital, without premium, and will receive a dividend, in an amount that is 10% (ten per cent) higher than the one granted to each common share. This dividend substitutes the minimum dividend, non accumulative, of 6% (six per cent) per year of the value resulting by dividing the subscribed capital by the total number of shares of the Company, as previously stated in the Company's by-laws.